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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                      SEC FILE NUMBER:  0-24626
                                                                        -------
                                                      CUSIP NUMBER: 216844 100
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(Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
[ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: DECEMBER 31, 2008
                 -------------------------------------------------------------
[ ] Transition Report on Form 10-K        [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F        [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
                                 ----------------------------------------------

         READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                        ------------------------
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PART I - REGISTRANT INFORMATION

Full name of Registrant  COOPERATIVE BANKSHARES, INC.
                       ---------------------------------------------------------

Former Name if Applicable
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Address of Principal Executive Office (Street and Number)  201 MARKET STREET
                                                         -----------------------
City, State and Zip Code   WILMINGTON, NORTH CAROLINA 28401
                         -------------------------------------------------------


PART II - RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

         (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ ]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
                  N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
         (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.
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PART III - NARRATIVE

         State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach extra sheets if needed.)

         Cooperative Bankshares, Inc. ("Bankshares," "we," "our" or the "Company") determined that it was unable to file its Annual Report on Form 10-K for the year ended December 31, 2008 (the "Form 10-K") with the U.S. Securities and Exchange Commission (the "SEC") by the March 31, 2009 due date. This notice contains selected preliminary unaudited financial information about our results of operations for such period which is subject to change in our Form 10-K.

         We are not able to file a timely Form 10-K because we have not completed our consolidated financial statements and related disclosures for the year ended December 31, 2008. The deterioration of the economy in general, the securities markets as well the real estate markets in which the Company conducts its business specifically, have resulted in additional accounting complexities and disclosures and has caused the Company to (1) have a third-party perform an independent assessment of its loan portfolio and the level of its allowance for loan losses; (2) have a third-party perform an independent impairment analysis of its goodwill asset; (3) undertake various actions designed to improve its capital position and to engage an investment banker and financial advisors to assist with both this effort as well as to evaluate the Company's strategic options, including a possible sale or merger of the Company; and (4) determine the necessity of establishing a valuation allowance with respect to its $13.5 million deferred tax asset.

         As previously reported in the Company's Form 8-K filed with the SEC on March 18, 2009, the Company's wholly owned subsidiary, Cooperative Bank (the "Bank"), entered into a Stipulation and Consent to the Issuance of an Order to Cease and Desist with the Federal Deposit Insurance Corporation (the "FDIC") and the North Carolina Commissioner of Banks (the "Commissioner"), whereby the Bank consented to the issuance of an Order to Cease and Desist (the "Order") promulgated by the FDIC and the Commissioner. Under the terms of the Order, the Bank is required to prepare and submit various written plans and/or reports to the FDIC and the Commissioner and to undertake a number of other corrective actions, which actions are more fully discussed in the aforementioned Form 8-K.

         The combination of these events has resulted in the Company being required to expend substantial additional time and effort in order to complete its financial statements and for its independent auditors to complete their external audit of the Company's financial statements. The Company currently anticipates filing its Form 10-K for the year ended December 31, 2008 with the SEC in April 2009.


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PART IV -- OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

                  TODD L. SAMMONS                    (910) 343-0181
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                     (Name)                          (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ X ] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ X ] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company expects that its results of operations for the year ended December 31, 2008 will be significantly different from the results of operations for the year ended December 31, 2007. The Company expects to report a loss for fiscal 2008, currently estimated as of the date hereof to amount to approximately $30.6 million, compared to net income of $8.1 million for fiscal 2007. The loss for 2008 is primarily a result of an estimated provision for loan losses of $35.7 million, an estimated loss on investments of $9.6 million (which includes an other-than-temporary impairment charge on available for sale securities of $9.1 million), estimated goodwill impairment charges of $5.5 million, and estimated lower interest income on loans primarily as a result of the repricing downward of the yields on the Bank's loans due to the rate changes implemented by the Board of Governors of the Federal Reserve System combined with a substantial increase in nonperforming loans, which are expected to be $80.5 million at December 31, 2008 compared to $5.6 million at December 31, 2007. Actual results for December 31, 2008 may reflect a larger loss than is estimated above. In particular, the Company may record a larger provision for loan losses than as estimated above and/or a valuation allowance on its $13.5 million deferred tax asset. Additionally, because of the Company's cumulative losses and its liquidity and capital positions, the Bank's state and federal banking regulators may take additional significant regulatory action against the Bank that could, among other things, materially adversely impact the Company's shareholders.

         As previously reported, the Company believes that it needs to raise a minimum of $25.0 million of additional capital, assuming no material increase in the estimated loss for 2008 and no materials change in the amount and composition of its risk-weighed assets or its capital position, in order to be capitalized at the levels required by the Order. Also as previously reported, the Company has engaged an investment banker and financial advisors to assist with its capital raising efforts and to evaluate the Company's strategic options. While these efforts remain ongoing, to date, the Company has neither raised additional capital, nor entered into a binding agreement to raise any additional capital, nor agreed to a sale, and no assurances can be made as to when or whether the foregoing will occur, or if a potential acquiror will be identified. If the Company is unable to enter into a binding agreement to raise sufficient capital or an agreement pursuant to which it would be acquired, the Company, in connection with the issuance of its audited consolidated financial

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statements for the year ended December 31, 2008, expects receiving from its independent auditor an opinion expressing substantial doubt about its ability to continue as a going concern.

Note Regarding Forward-Looking Statements
-----------------------------------------

         This document, as well as other written communications made from time to time by Cooperative Bankshares, Inc. and subsidiaries and oral communications made from time to time by authorized officers of the Company, may contain statements relating to the future results of the Company (including certain projections, such as earnings projections, necessary tax provisions, and business trends) that are considered "forward looking statements" as defined in the Private Securities Litigation Reform Act of 1995 (the "PSLRA"). Such forward-looking statements may be identified by the use of such words as "intend," "believe," "expect," "should," "planned," "estimated," and "potential." For these statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the PSLRA. The Company's ability to predict future results is inherently uncertain and the Company cautions you that a number of important factors could cause actual results to differ materially from those currently anticipated in any forward-looking statement. These factors include but are not limited to:

     o   Recent and future bail-out actions by the government;

     o   A further slowdown in the national and North Carolina economies;

     o   A further deterioration in asset values locally and nationwide;

     o   The volatility of rate sensitive deposits;

     o   Changes in the regulatory environment;

     o Governmental action as a result of our inability to comply with regulatory orders and agreements;

     o   Increasing competitive pressure in the banking industry;

     o   Operational risks including data processing system failures or fraud;

     o   Asset/liability matching risks and liquidity risks;

     o   Continued access to liquidity sources;

     o   Changes in our borrowers' performance on loans;

     o   Changes in critical accounting policies and judgments;

     o Changes in accounting policies or procedures as may be required by the Financial Accounting o Standards Board or other regulatory agencies;

     o   Changes in the equity and debt securities markets;

     o   The effect of additional provisions for loan losses;

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     o   The effect of an impairment charge on our deferred tax asset;

     o   Fluctuations in our stock price;

     o   The success and timing of implementation of our business strategies;

     o The impact of reputation risk created by these developments on such matters as business generation o and retention, funding and liquidity;

     o The impact of regulatory restrictions on our ability to receive dividends from our subsidiaries; and

     o Political developments, wars or other hostilities may disrupt or increase volatility in securities or otherwise affect economic conditions.

         The consequences of these factors, any of which could hurt our business, could include, among others:

     o Because of the Company's cumulative losses and its liquidity and capital positions, the FDIC and/or the Commissioner may take additional significant regulatory action against the Bank;

     o   Our inability to continue to operate as a going concern;

     o   Increased loan delinquencies;

     o   An escalation in problem assets and foreclosures;

     o   A decline in demand for our products and services;

     o A reduction in the value of the collateral for loans made by us, especially real estate, which, in turn would likely reduce our customers' borrowing power and the value of assets and collateral

     o   associated with our existing loans;

     o   A reduction in the value of certain assets held by us;

     o   An inability to meet our liquidity needs;

     o An inability to raise capital to comply with the requirements of our regulators and for continued o support of operations;

     o An inability to make or defer payments on our trust preferred securities; and

     o   An inability to engage in certain lines of business.

         Stockholders are cautioned not to place undue reliance on such statements, which speak only as of the date of those documents. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements above. Except to the extent required by applicable law or regulation, the Company does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

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                          COOPERATIVE BANKSHARES, INC.
                          ----------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date  April 1, 2009                   By: /s/ Todd L. Sammons
                                          --------------------------------------
                                          Todd L. Sammons
                                          Chief Financial Officer and Interim
                                          President and Chief Executive Officer


INSTRUCTIONS: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.